Bamboo Services, Inc. (the "Company") a Delaware Corporation

Financial Statements

**For the fiscal year ended December 31, 2024 and 2023**

# Balance Sheet
My Panda

## As at 31 December 2024

| Account | 31 Dec 2024 | 31 Dec 2023 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| **Cash and Cash Equivalents** | | |
| Silicon Valley Bank - Money Market | 2,547.51 | 0.00 |
| Silicon Valley Bank - XXXXXX5045 | 575.00 | 0.00 |
| Stripe USD (Legacy) | 2,826.26 | 0.00 |
| Wells Fargo | 460.98 | 1,165.14 |
| **Total Cash and Cash Equivalents** | **6,409.75** | **1,165.14** |
| Prepayments | 1,323.36 | 0.00 |
| Single Mom Founders | 686.97 | 0.00 |
| Stripe Clearing Account | 0.00 | 2,199.85 |
| **Total Current Assets** | **8,420.08** | **3,364.99** |
| **Total Assets** | **8,420.08** | **3,364.99** |
| | | |
| **Liabilities and Equity** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts Payable | 1,475.00 | 690.00 |
| Customer Purchases Control Account | (13,907.50) | (3,452.41) |
| Due to Tamara | 31,768.11 | 34,782.61 |
| Loan from Amanda | 33,589.20 | 46,793.01 |
| SVB Credit card | 6,485.72 | 5,421.93 |
| Unearned Revenue - Gift Cards | 680.46 | 1,754.00 |
| **Total Current Liabilities** | **60,090.99** | **85,989.14** |
| **Long Term Liabilities** | | |
| 2024 Loan - Atlanta | 90,837.00 | 0.00 |
| SBA EIDL loan | 4,360.00 | 4,800.00 |
| Stripe loan | 18,865.07 | 8,706.88 |
| **Total Long Term Liabilities** | **114,062.07** | **13,506.88** |
| **Total Liabilities** | **174,153.06** | **99,496.02** |
| **Equity** | | |
| Amanda Investment | 26,900.00 | 26,900.00 |
| Bryan Investment | 7,500.00 | 7,500.00 |
| Current Year Earnings | (175,811.07) | (106,599.15) |
| Elizabeth Balog | 10,000.00 | 10,000.00 |
| EVOLUTION VENTURES MINERVA FUND, LP - SA | 25,000.00 | 0.00 |
| Farahany Family | 21,000.00 | 21,000.00 |
| Kristie Wilson | 50,000.00 | 50,000.00 |
| Kyle Cox - SAFE | 10,000.00 | 0.00 |
| Mitzi Motsinger Investment | 20,000.00 | 20,000.00 |
| Retained Earnings | (414,267.29) | (304,931.88) |
| Suja Thomas Investment | 20,000.00 | 20,000.00 |
| Techstars - SAFE | 120,000.00 | 120,000.00 |
| Vrooman Investment | 40,077.00 | 40,000.00 |
| Wefunder Crowdfund Investment | 73,868.38 | 0.00 |
| **Total Equity** | **(165,732.98)** | **(96,131.03)** |
| **Total Liabilities and Equity** | **8,420.08** | **3,364.99** |

# Income Statement (Profit and Loss)
My Panda
For the year ended 31 December 2024

| Account | 2024 | 2023 |
|---|---:|---:|
| **Income** | | |
| COGS Fee | 117.59 | 1,261.06 |
| Covid Shopping | 0.00 | 9,845.53 |
| Custom Services | 121,112.28 | 111,769.78 |
| Errand Services | 663.86 | 0.00 |
| Gift Card Sales | 4,701.21 | 36,968.96 |
| Laundry Services | 51,818.33 | 24,446.82 |
| My Panda | 0.00 | 66.50 |
| Pet Service | 3,923.92 | 2,339.41 |
| Premium Membership sales fee | 25,780.99 | 3,904.25 |
| Refunds | (2,423.69) | (2,283.66) |
| Shopping & Delivery Services | 8,879.11 | 0.00 |
| Standard membership sales fee | 2,968.52 | 689.31 |
| Subscription sales | 569.67 | 9,411.90 |
| Tidy Up | 23,702.01 | 9,048.48 |
| Trash to curb | 92.49 | 0.00 |
| Vacation Service | 39.00 | 660.50 |
| **Total Income** | **241,945.29** | **208,128.84** |
| | | |
| **Cost of Goods Sold** | | |
| Panda Payout - COS | 142,542.96 | 119,906.76 |
| Software & Tool - COS | 370.30 | 1,024.87 |
| Stripe Fee - COS | 10,019.17 | 8,184.33 |
| **Total Cost of Goods Sold** | **152,932.43** | **129,115.96** |
| | | |
| **Gross Profit** | **89,012.86** | **79,012.88** |
| | | |
| **Operating Expenses** | | |
| Accounting & Bookkeeping | 9,143.85 | 7,591.00 |
| Advertising & Marketing | 12,862.02 | 6,194.72 |
| Background Checks | 422.68 | 996.87 |
| Bank Fees | 452.00 | 299.00 |
| Charitable and Political Donations | 250.00 | 0.00 |
| Consulting | 43,384.50 | 12,441.16 |
| Content & Branding | 0.00 | 3,621.08 |
| Contractors - Eng | 45,331.65 | 14,500.00 |
| Contractors - G&A | 22,786.96 | 18,782.50 |
| Contractors - S&M | 984.00 | 8,134.25 |
| Contractors Commissions | 0.00 | 61.00 |
| Entertainment - 0% | 102.44 | 0.00 |
| Entertainment-100% business | 868.00 | 205.36 |
| General Expenses | 147.98 | 69.62 |
| Hiring Costs | 3,708.74 | 3,954.70 |
| Insurance | 3,254.14 | 6,058.58 |
| Interest Paid | 1,750.49 | 0.00 |
| Legal & Professional Expenses | 1,500.00 | 3,000.00 |
| Meals | 1,004.33 | 739.85 |
| Other Business Expenses | 125.00 | 2,231.23 |
| Parking | 57.50 | 100.00 |
| Payroll - G&A | 88,511.24 | 72,307.62 |
| Payroll - S&M | 25.00 | 0.00 |
| Payroll service fees | 4,044.38 | 2,978.68 |
| Payroll taxes | 7,109.96 | 5,824.36 |
| Postage, Freight & Courier | 413.50 | 34.11 |
| Rent | 1,466.64 | 0.00 |
| Software & Tools - Eng | 1,206.11 | 1,252.62 |

| | | |
|---|---:|---:|
| Software & Tools - S&M | 1,929.89 | 2,496.36 |
| Software and Tools - G&A | 11,316.56 | 10,867.59 |
| Staff Training | 0.00 | (1,000.00) |
| Taxes and Licenses | (1,766.94) | 1,843.62 |
| Travel - National | 15.31 | 0.00 |
| Web & App Maintenance | 2,866.98 | 2,545.50 |
| **Total Operating Expenses** | **265,274.91** | **188,131.38** |
| | | |
| **Operating Income** | **(176,262.05)** | **(109,118.50)** |
| | | |
| **Other Income / (Expense)** | | |
| Interest Income | 1,496.78 | 0.00 |
| Other Income | 0.00 | 1,889.35 |
| **Total Other Income / (Expense)** | **1,496.78** | **1,889.35** |
| | | |
| **Net Income** | **(174,765.27)** | **(107,229.15)** |

# Business Cash Flow Summary

My Panda
For the year ended December 31, 2024

| Account | 2024 |
|---|---|
| **Operating Activities** | |
| Receipts from customers | 241,945.29 |
| Payments to suppliers and employees | (417,422.34) |
| Cash receipts from other operating activities | 1,496.78 |
| **Net Cash Flows from Operating Activities** | **(173,980.27)** |
| | |
| **Investing Activities** | |
| Other cash items from investing activities | 189.52 |
| **Net Cash Flows from Investing Activities** | **189.52** |
| | |
| **Financing Activities** | |
| Other cash items from financing activities | 180,063.17 |
| **Net Cash Flows from Financing Activities** | **180,063.17** |
| | |
| **Net Cash Flows** | **6,272.42** |
| | |
| **Cash and Cash Equivalents** | |
| Cash and cash equivalents at beginning of period | (4,256.79) |
| Net cash flows | 6,272.42 |
| Cash and cash equivalents at end of period | 2,015.63 |
| **Net change in cash for period** | **6,272.42** |

# Statement of Cash Flows

My Panda

For the month ended December 31, 2023

| Account | Dec 2023 |
|---|---:|
| **Operating Activities** | |
| Receipts from customers | 23,456.95 |
| Payments to suppliers and employees | (26,393.44) |
| **Net Cash Flows from Operating Activities** | **(2,936.49)** |
| | |
| **Investing Activities** | |
| Other cash items from investing activities | 76.10 |
| **Net Cash Flows from Investing Activities** | **76.10** |
| | |
| **Financing Activities** | |
| Other cash items from financing activities | (1,710.65) |
| **Net Cash Flows from Financing Activities** | **(1,710.65)** |
| | |
| **Net Cash Flows** | **(4,571.04)** |
| | |
| **Cash and Cash Equivalents** | |
| Cash and cash equivalents at beginning of period | 626.55 |
| Net cash flows | (4,571.04) |
| Cash and cash equivalents at end of period | (3,944.49) |
| **Net change in cash for period** | **(4,571.04)** |

# Bamboo Services, Inc.
## Statement of Changes in Equity

| Accounts | 2024 (USD) | 2023 (USD) |
|---|---|---|
| Beginning Equity | (96,131.03) | 10,468.12 |
| Amanda Investment | 26,900.00 | 26,900.00 |
| Bryan Investment | 7,500.00 | 7,500.00 |
| Elizabeth Balog Investment | 10,000.00 | 10,000.00 |
| EVOLUTION VENTURES MINERVA FUND, LP – SAFE | 25,000.00 | 0.00 |
| Farahany Family Investment | 21,000.00 | 21,000.00 |
| Kristie Wilson Investment | 50,000.00 | 50,000.00 |
| Kyle Cox – SAFE | 10,000.00 | 0.00 |
| Mitzi Motsinger Investment | 20,000.00 | 20,000.00 |
| Suja Thomas Investment | 20,000.00 | 20,000.00 |
| Techstars – SAFE | 120,000.00 | 120,000.00 |
| Vrooman Investment | 40,077.00 | 40,000.00 |
| Wefunder Crowdfund Investment | 73,868.38 | 0.00 |
| Net Income (Loss) | (174,765.27) | (107,229.15) |
| Retained Earnings | (413,221.49) | (304,931.88) |
| **Total Equity** | **(164,687.18)** | **(96,131.03)** |

Bamboo Services, Inc.
Notes to the Financial Statements
**For the fiscal year ended December 31, 2024 and 2023**
$USD

## 1. ORGANIZATION AND PURPOSE

Bamboo Services, Inc. (the "Company") is a corporation organized on September 14, 2019 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

### 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.